SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

Table of Contents

This Form 6-K consists of Accession of Guarantor, filed on  November 29 2013.

FOR IMMEDIATE RELEASE

Coca-Cola HBC AG
Accession of Guarantor

Zug, Switzerland - 29 November 2013 Coca-Cola HBC AG ("Coca-Cola HBC") today announces that the merger of Coca-Cola Hellenic Bottling Company S.A. ("CCH SA") into 3E (Cyprus) Limited ("Cyprus Subsidiary") (the "Merger"), both subsidiaries of Coca-Cola HBC, is effective as at the date hereof. The Cyprus Subsidiary is the surviving entity and has assumed all of the assets and liabilities, as well as the benefits and obligations, of CCH SA as at the date hereof. The Merger was entered into in connection with an internal reorganisation of the Coca-Cola HBC group.

In connection with the Merger, Coca-Cola HBC refers to (i) the €500,000,000 7.875 per cent. Notes due 15 January 2014 (of which €317,072,000 in principal amount remains outstanding on the date hereof) (the "2014 Notes") issued by Coca-Cola HBC Finance BV (the "Issuer") and guaranteed by Coca-Cola HBC, CCH SA, Coca-Cola HBC Finance PLC ("CCH PLC") and Coca-Cola HBC Holdings BV ("BV") and €600 million 4.250% Notes due 16 November 2016 issued by the Issuer and guaranteed by Coca-Cola HBC, CCH SA and BV (the "2016 Notes") and together with the 2014 Notes, the "Existing Notes") issued pursuant to the Issuer's former €3 billion EMTN Programme; and (ii) the €800,000,000 2.375 per cent. Notes due 18 June 2020 (the "New Notes") issued by the Issuer and guaranteed by Coca-Cola HBC, CCH SA and BV issued pursuant to the Issuer's new €3 billion EMTN Programme (the "New Programme") guaranteed by Coca-Cola HBC, CCH SA and BV.

The Existing Notes are constituted by an amended and restated trust deed dated 18 June 2008 made between the Issuer, CCH SA, CCH PLC and Citicorp Trustee Company Limited (the "Trustee") and amended and restated trust deeds dated 2 June 2009 and 28 May 2010 made between, inter alios, the Issuer, CCH SA and the Trustee, as supplemented by supplemental trust deeds between the Issuer, Coca-Cola HBC, CCH SA, BV and the Trustee dated 18 June 2013 and 22 July 2013 (together, the "Existing Trust Deeds"). The New Notes are constituted by a trust deed dated 3 June 2013 made between the Issuer, Coca-Cola HBC, CCH SA, BV and the Trustee, as supplemented on 22 July 2013 (as so supplemented, the "New Trust Deed").

Coca-Cola HBC hereby gives notice to (i) the holders of the Existing Notes that it has entered into a supplemental trust deed dated 29 November 2013 to the Existing Trust Deeds with the parties thereto pursuant to which, with effect from 29 November 2013 and as a result of the Merger, the Cyprus Subsidiary has become a guarantor of the Existing Notes as the successor to CCH SA and has agreed to, jointly and severally with the other guarantors for the time being of the Existing Notes, unconditionally and irrevocably guarantee, on the same terms, the payment of all sums expressed to be payable by the Issuer under the Existing Trust Deeds or in respect of the Existing Notes and (ii) the holders of the New Notes that it has entered into a supplemental trust deed dated 29 November 2013 to the New Trust Deed with the parties thereto pursuant to which, with effect from 29 November 2013 and as a result of the Merger, the Cyprus Subsidiary has become a guarantor of the New Notes as a successor to CCH SA, and any further notes issued under the New Programme, and has agreed to, jointly and severally with the other guarantors for the time being of the New Notes and any further notes issued under the New Programme, unconditionally and irrevocably guarantee, on the same terms, the payment of all sums expressed to be payable by the Issuer under the New Trust Deed or in respect of the New Notes and any further notes issued under the New Programme.

Coca-Cola HBC also refers to the outstanding 5.500% Notes due 2015 (the "U.S. Notes") issued pursuant to the Indenture, dated as of September 17, 2003, among CCH SA, the Issuer and The Bank of New York (now known as The Bank of New York Mellon), as trustee, as supplemented, which notes are guaranteed by Coca-Cola HBC, CCH SA, and BV. In connection with the Merger, the Cyprus Subsidiary has assumed CCH SA's guarantee of the due and punctual payment of the principal interest (and premium, if any) due under the U.S. Notes for the benefit of the holders of the U.S. Notes.

In addition, Coca-Cola HBC refers to the existing €500,000,000 revolving credit facility agreement (the "Existing RCF") originally dated 12 May 2011 entered into between, among others, CCH PLC, BV, CCH SA and ING Bank N.V., London Branch as facility agent as amended, supplemented and varied from time to time.  Cyprus Subsidiary acceded as a guarantor of the Existing RCF on 10 October 2013.

Enquiries

Coca-Cola HBC Group Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com
Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com
Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 email: dimitris.bakas@cchellenic.com
International media contact: RLM Finsbury Guy Lamming Charles Chichester Philip Walters Charles O' Brien	Tel: +44 20 7251 3801 email: guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com email: philip.walters@rlmfinsbury.com email: charles.o'brien@rlmfinsbury.com
Greek media contact: V+O Communications Mary Andreadi	Tel: +30 211 7501223 email: ma@vando.gr

About Coca-Cola HBC Group

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBChas a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC's American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2013	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development